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SECURIT 14045716 ON

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SEC Mail Processing Section

FEB 27 2014

Washington DC 404

SEC FILE NUMBER
8-45671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

Oath or Affirmation

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Investors Securities Corporation as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Enna M. Calvi
Financial Principal

Notary Public

Elizabeth L. Belanger
Notary Public State of New York
No. 02BE6104278
Qualified in Westchester County
Commission Expires January 20, 2016

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA INVESTORS SECURITIES CORPORATION
440 Mamaroneck Avenue, Harrison, New York 10528
Phone: 914-627-3000

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

February 27, 2014

Securities & Exchange Commissions
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

Re: Transamerica Investors Securities Corporation - Audited Financial Reports as of December 31, 2013

SEC File # 8-45671
FINRA Firm CRD # 32205

To Whom It May Concern:

Pursuant to SEC Rule 17a-5(d), I have enclosed two copies of the audited financial statements for Transamerica Investors Securities Corporation as of December 31, 2013.

Should you have any questions or need additional information, please contact me at (914) 627-3649.

Sincerely,

Enna M. Calvi
Financial Operations Principal

Enclosure

cc: SEC, Regional Office NY
FINRA Financial Operations
Joe Carusone, President of TISC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Investors Securities Corporation
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Financial Statements and Supplemental Information

Transamerica Investors Securities Corporation
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Transamerica Investors Securities Corporate

We have audited the accompanying financial statements of Transamerica Investors Securities Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operation, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Investors Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 25, 2014

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2013

Assets		
Cash	$	4,121
Commissions and concessions receivable		11,142
Commission receivable from affiliate		772
Prepaid expenses and other assets		387
Deferred tax asset, net		5
Total assets	$	16,427
Liabilities and stockholder's equity		
Liabilities		
Marketing and distribution expenses payable	$	3,538
Due to affiliates, net		7,958
Other liabilities		87
Payable to parent under tax allocation agreement		14
Total liabilities		11,597
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		8,389
Retained deficit		(3,560)
Total stockholder's equity		4,830
Total liabilities and stockholder's equity	$	16,427

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
(Dollars in thousands)
December 31, 2013

Revenues	
Commission and concession income	$ 74,767
Total revenues	74,767
Expenses	
Marketing and distribution expenses	74,057
Membership, registration, and licensing fees	606
Professional and other	104
Total expenses	74,767
Income before income taxes	-
Income tax expense	
Income tax expense	8
Net loss	$ (8)

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(Dollars in thousands)
December 31, 2013

Common Stock	**$**	**1**
Additional Paid-in Capital		
Balance at beginning of year	**$**	**8,388**
Capital contribution from parent		**1**
Balance at end of year	**$**	**8,389**
Retained Deficit		
Balance at beginning of year	**$**	**(3,552)**
Net loss		**(8)**
Balance at end of year	**$**	**(3,560)**
Total Stockholder's Equity	**$**	**4,830**

See accompanying notes.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
(Dollars in thousands)
December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(8)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Commissions and concessions receivable		(739)
Commissions receivable from affiliate		(192)
Payable from parent under tax allocation agreement		17
Due to affiliates, net		711
Deferred income taxes, net		1
Marketing and distribution expense payable		167
Other liabilities		(77)
Prepaid expenses and other assets		(35)
Net cash used in operating activities		(155)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent		1
Net cash provided by financing activities		1
Net decrease in cash		(154)
Cash, beginning of year		4,275
Cash, end of year	$	4,121
Supplemental cash flow information		
Net cash received during the year for income taxes	$	(11)

1. Summary of Significant Accounting Policies

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions Corporation (formerly known as Diversified Retirement Corporation) ("Transamerica" or the "Parent"), an indirect wholly owned subsidiary of AEGON USA, LLC ("AUSA"). AUSA is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. Prior to April 1, 2013, the Company was known as Diversified Investors Securities Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. Cash is primarily valued at amortized cost, which approximates fair value. Bank overdrafts and certain short term borrowings are classified as a liability.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Commission and Concession Income

The Company enters into distribution and service agreements with various mutual fund groups whereby it may receive 12b-1 or other shareholder servicing fees for the placement and retention of assets in such mutual funds. Commission and concession income earned along with the related marketing and distribution expenses are recorded on the trade date (the date the orders are executed).

Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued.

Recent Accounting Guidance

Future Adoption of Recent Accounting Guidance

Accounting Standards Codification ("ASC") 740, *Income Taxes*

In July 2013, the FASB issued Accounting Standards Update ("ASU") 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* (ASU 2013-11). The guidance requires that the liability related to certain unrecognized tax benefits should be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The guidance is effective prospectively for annual reporting periods, and interim periods within those years, beginning after December 15, 2013, with early application permitted. The Company will adopt the guidance January 1, 2014, but does not expect it to impact the Company's results of operations, financial position or disclosures.

2. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company made a distribution to AUSA Holding Company, of $1 for the year ended December 31, 2013. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the year ended December 31, 2013:

		2013
Current income tax expense (benefit):		
Federal	$	(6)
State		12
Total current income tax expense	$	6

		2013
Deferred income tax expense:		
Federal	$	2
Total deferred income tax expense	$	2
Total income tax expense	$	8

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. At December 31, 2013, the deferred income tax asset was $5.

At December 31, 2013, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax

assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of Accounting Standards Codification ("ASC") 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2013. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the year ended December 31, 2013.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

3. Related Party Transactions

The Company has an agreement to receive 12b-1 fees with a mutual fund group, comprised of Transamerica Partners Funds and Transamerica Funds, that is advised by Transamerica Asset Management, Inc. and distributed by Transamerica Capital, Inc., both affiliates. The Company received $8,891 and $211 related to the Transamerica Partners Funds and the Transamerica Funds, respectively, for the year ended December 31, 2013.

The Company has an agreement with Transamerica to periodically pay the amount equal to 12b-1 fees and service fees earned, less the Company's direct expenses, as reimbursement for certain marketing and distribution expenses paid by Transamerica on behalf of the Company. The Company incurred $50,091 in expense related to the agreement for the year ended December 31, 2013.

In accordance with a services agreement, Transamerica, an affiliated retirement plan recordkeeper may reimburse the Company for certain payments in respect of the Transamerica retirement plan products. Aggregate net reimbursement payment for commissions and concessions from Transamerica for the year ended December 31, 2013 was $332.

The Company records marketing and distribution expense with a corresponding offset to commission and concession revenue, for commissions paid and received on its behalf by Transamerica and an affiliate, Transamerica Financial Life Insurance Company. The Company incurred revenue and the corresponding expense related to this agreement of $21,869 for the year ended December 31, 2013.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $20 for the year ended December 31, 2013. Charges attributable to this agreement are included in professional and other expenses.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2013, the Company had net capital of $4,020, which was

$3,247 in excess of its required net capital of $773. The Company's ratio of aggregate indebtedness to net capital was 2.88 to 1 in 2013. Various other regulatory agencies may impose additional requirements.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

TRANSAMERICA INVESTORS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
(Dollars in Thousands)
December 31, 2013

Computation of net capital				
Total stockholder's equity			$	4,830
Nonallowable assets and deductions:				
Commissions receivable	$	418		
Other assets		392		
Total nonallowable assets and deductions				810
Net capital			$	4,020
Computation of alternative net capital requirement				
Aggregate indebtedness	$	11,597		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness)			$	773
Excess net capital			$	3,247
Ratio of aggregate indebtedness to net capital				288%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2013

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule.

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